Exhibit 99.4

REALM THERAPEUTICS PLC

PROXY FORM FOR THE GENERAL MEETING TO BE HELD ON 24 JUNE 2019

Please read the explanatory notes below before completing this form. For use by holders of ordinary shares in the capital of Realm Therapeutics plc entitled to vote at the General Meeting

Voting ID	Task ID	Shareholder Reference Number

I/We being a member/members of Realm Therapeutics plc (the "**Company**") entitled to attend and vote at general meetings of the Company hereby appoint the Chairman of the General Meeting or†

[ ]

†NOTE: If you do not want to appoint the Chairman of the General Meeting as your Proxy, strike out the words "the Chairman of the General Meeting", initial this deletion and add in BLOCK CAPITALS the full name and address of your chosen Proxy or Proxies in the empty box above. A Proxy need not be a member of the Company.

as my/our proxy/proxies to attend and, on a poll, vote, for me/us on my/our behalf in respect of .... ordinary shares held by me/us at the General Meeting of the Company to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019 at 10.40 a.m. (or, if later, as soon as the Court Meeting, as defined in the Scheme Document containing the notice of this meeting, has concluded or been adjourned) and at any adjournment thereof. The Proxy is to vote as instructed in respect of the resolution set out below. In the absence of instructions, the proxy may vote, or abstain from voting, as he thinks fit in respect of the resolution set out below and, unless otherwise instructed, also on any other business (including amendments to the resolution set out below) which may properly come before the meeting or any adjournment thereof.

IMPORTANT: Please indicate with an "X" in the appropriate box below how you wish the Proxy to vote. If you mark more than one of the boxes below, this Form of Proxy will be invalid.

SPECIAL RESOLUTION THAT:

	FOR	AGAINST	WITHHELD
for the purpose of giving effect to the scheme of arrangement dated 29 May 2019 (the "**Scheme**") between the Company and the holders of the Realm Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof, in its original form or subject to such modification, addition or condition agreed between the Company and Essa Pharma, Inc. and approved or imposed by the Court:	[ ]	[ ]	[ ]

(i) the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii) the articles of association of the Company be amended by the adoption and inclusion of the new article 147 following the existing article 146; and

(iii) subject to and conditional on the Scheme becoming Effective, pursuant to the provisions of section 97 of the Companies Act 2006, the Company be re-registered as a private company under the name "Realm Therapeutics Limited" with effect from the date approved by the Registrar of Companies

Signature(s)	**Date**
	2019

If signing on behalf of a company, please enter the company (in BLOCK CAPITALS) and state your official capacity:

For and on behalf of:

Company name	**Official capacity**



Commercial Street
Middlesex Street
Bishopsgate
Liverpool Street
Aldgate
A1211
A10
A1213
Wilson
Moorgate
London Wall
Moor Lane

Directions to the location of the General Meeting

Address:
Cooley (UK) LLP
Dashwood
69 Old Broad Street
London
EC2M 1QS
UK

Tel: 020 7556 4230

Cooley (UK) LLP's offices are within the City of London Congestion Charging Zone. For further information, please visit www.cclondon.com.

Attendance Card

General Meeting

A General Meeting of Realm Therapeutics plc (the "**Company**") will be held on 24 June 2019 at 10:40 a.m. at Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London, EC2M 1QS.

Shareholder Reference Number:

Attendance

If you wish to attend the General Meeting, please sign this card and bring it with you for production at the registration desk to authenticate your right to attend. You will receive a poll card at the General Meeting after registering at the registration desk.

Freepost RTHJ-CLLL-KBKU

Notes:

1. If you hold ordinary shares in the capital of Realm Therapeutics plc and you are entitled to attend and vote at the General Meeting but you do not wish to attend, or are unable to attend, you may appoint one or more persons, known as a Proxy or Proxies, who can attend and, on a poll, vote instead of you. If you wish to appoint a Proxy or Proxies but do not wish to appoint the Chairman of the General Meeting as your Proxy or one of your Proxies, you must delete the words "the Chairman of the General Meeting", initial this deletion and insert in BLOCK CAPITALS the full name and address of each person whom you wish to appoint as your Proxy in the box provided. You may appoint a proxy in respect of some or all of your Realm Shares and are entitled to appoint more than one proxy. Please contact the Company's registrars, Equiniti via telephone on the number set out in the Scheme Document if you wish to appoint more than one proxy. A Proxy need not be a member of the Company, but must attend the General Meeting in person to represent you. Completion and return of a Proxy Form will not preclude Realm Shareholders from attending and voting in person or on a poll at the General Meeting or any adjournment of the General Meeting.
2. To direct your proxy how to vote on the resolutions mark the appropriate box with an 'X'. To abstain from voting on a resolution, select the relevant "Vote withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. On any other business before the General Meeting, the Proxy will vote or abstain at his discretion.
3. If two or more valid, but differing, appointments of proxy are delivered or received in respect of the same share, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered or received, none of them shall be treated as valid in respect of that share.
4. To be valid this Form of Proxy (if completed and returned in hard copy form) and the power of attorney or other authority, if any, under which it is signed or a certified copy of that power of attorney or authority, must be sent by post to the Company's registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or deposited by hand with Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom by 10.40 a.m. on 20 June 2019 (or if the meeting is adjourned, 48 hours before the time fixed for the holding of the adjourned meeting).
5. CREST members who wish to appoint a proxy or proxies by utilising the CREST Electronic Proxy Appointment Service may do so for the meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
6. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Equiniti (under CREST participant ID RA19) not later than 10.40 a.m. on 20 June 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Equiniti is able to retrieve the message by enquiry to CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
7. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
8. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
9. If the holder of Realm Shares is a corporation, this Form of Proxy most be executed either under its common seal or signed by its attorney or by a duly authorised officer or corporate representative. As an alternative to appointing a proxy, any Realm Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all of its powers as a member, provided that they do not do so in relation to the same shares. The Chairman of the General Meeting may require a corporate representative to produce to the Company's registrar, Equiniti, his or her written authority to attend and vote at the General Meeting at any time before the start of the General Meeting. The representative shall not be entitled to exercise the powers conferred on them by the Realm Shareholder until any such demand has been satisfied.
10. In the case of joint holders, the vote of the Shareholder whose name is first listed in the register of members of the Company in respect of the joint holding will be accepted to the exclusion of the votes of the other joint holders.
11. Only those Realm Shareholders registered in the register of members of Realm as at 6.30 p.m. on 20 June 2019 or, in the event that the General Meeting is adjourned, in the register of members at 6.30 p.m. 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.30 p.m. on 20 June 2019 or, in the event that the General Meeting is adjourned, after 6.30 p.m. 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the General Meeting. Realm Shareholders who hold their Realm Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Realm Shares are represented at the General Meeting.
12. If this Form of Proxy is returned duly executed but the space in which to specify the number of shares is left blank, you will be deemed to have appointed the Proxy in respect of all of your Realm Shares.
13. Any alterations made on this Form of Proxy must be initialled by the person who signs it.
14. Full details of the business to be considered at the General Meeting, with explanatory notes, are set out in the notice of General Meeting at the back of the Scheme Document. Further instructions on how to complete this Form of Proxy are also contained in the Scheme Document.
15. Terms defined in the Scheme Document shall have the same respective meanings when used in this Form of Proxy, unless the context requires otherwise.